EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 of the Registration Statement of FIG Acquisition Corp. (a corporation in the development stage) (the “Company”) on Form S-1, File No. 333-148275, of our report dated December 20, 2007, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of FIG Acquisition Corp. (a corporation in the development stage) as of December 17, 2007 and for the period from December 6, 2007 (date of inception) through December 17, 2007, which report appears in the Prospectus which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP

Melville, New York
February 13, 2008